SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated December 29, 2003

                           --------------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                           --------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: |X|   Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes: |_|   No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes: |_|   No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                              Yes: |_|   No: |X|


Enclosures:  Press release dated December 29, 2003 - "THE TELECOMMUNICATION
             AUTHORITY FINES TURKCELL."

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[GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE



                 THE TELECOMMUNICATION AUTHORITY FINES TURKCELL


Istanbul, Turkey: December 29, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that the Telecommunication Authority ("TA") has fined Turkcell, claiming that Turkcell made inadequate annual frequency usage fee payments.

According to the related regulations, frequency usage fee claims should arise only for those subscribers who actively use their mobile phones. However, the TA claimed that Turkcell also should pay these fees for those subscribers whose inactivity may be temporary. The TA demands TL16,005.3 billion (US$11.3mn) for insufficient payment and an interest charge amounting to TL10,761.8 billion (US$7.6mn). Moreover, the TA ordered us to pay an additional amount of TL63,461.6 billion (US$45.1mn) as an administrative penalty. Turkcell believes that the TA's calculations of the required frequency fee payments are unfair and not balanced. Turkcell believes that the TA's decision is due to a misinterpretation of the applicable regulations and that the magnitude of the administrative penalty is surprising. The total amount demanded by the TA totals TL90,228.7 billion (US$64.1mn). Turkcell will take the necessary legal actions against the TA's ruling.



                               www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:


Contact:
Turkcell:                                               Citigate Dewe Rogerson
Investors:                                              Europe:
Koray Ozturkler, Investor Relations                     Kate Delahunty
Tel: +90 212 313 1500                                   Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr                  Email: kate.delahunty@citigatedr.co.uk
                                                        Toby Moore
Murat Borekci, Investor Relations                       Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                                  Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr                    or
investor.relations@turkcell.com.tr
                                                        United States:
Media:                                                  Victoria Hofstad/Jessica Wolpert
Zuhal Seker, Corporate Communications                   Tel: +1-201-499-3500
Tel: + 90 212 313 2330                                  Email: victoria.hofstad@citigatefi.com
Email: zuhal.seker@turkcell.com.tr                      jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  December 29, 2003                       By: /s/ MUZAFFER AKPINAR
                                                  ------------------------------
                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer